Filed by Concord EFS, Inc.

Subject Company—Concord EFS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12 under

the Securities and Exchange Act of 1934

Commission File No. 001-31527

This communication is not a solicitation of a proxy from any security holder of Concord EFS, Inc. or First Data Corporation. Concord and First Data will be filing with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord with a subsidiary of First Data. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133. Documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111.

Concord and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Concord in connection with the planned merger. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Executive officers of Concord may participate in a retention bonus program that would pay bonuses in connection with the merger. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.

This communication may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates, and assumptions, based on information available at the time of the statement or, with respect to any document incorporated by reference, available at the time that such document was prepared. Forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives, and expectations. The words “anticipate,” believe,” “estimate,” “expect,” “plan,” intend,” “likely,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth below, which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) the failure to successfully execute our corporate consolidation plans, (ii) the loss of key personnel or inability to attract additional qualified personnel, (iii) the loss of key customers or renewal of customer contracts on less favorable terms, (iv) increasing competition and its effect on our margins, (v) changes in card association rules and practices, (vi) the inability to remain current with rapid technological change, (vii) risks related to acquisitions, (viii) the imposition of additional state taxes, (ix) continued consolidation in the banking and retail industries, (x) business cycles and the credit risk of our merchant customers, (xi) the outcome of litigation involving VISA and MasterCard, (xii) utility and system interruptions or processing errors, (xiii) susceptibility to fraud at the merchant level, (xiv) changes in card association fees or products, (xv) automated teller machine market saturation or restrictions on surcharging, (xvi) rules and regulations governing financial institutions and other networks and changes in such rules and regulations, (xvii) the timing and extent of changes in interest rates, (xviii) volatility of the price of our common stock, and (xix) litigation risks.

Important factors upon which the forward-looking statements presented in this communication are premised with respect to the planned merger with First Data include, but are not limited to: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions; (b) timely implementation and execution of merger integration plans; (c) the ability to implement comprehensive plans for asset rationalization; (d) the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; (e) retention of customers and critical employees; (f) successfully leveraging First Data/Concord’s comprehensive product offering to the combined customer base; (g) continued growth at rates approximating recent levels for card-based payment transactions and other product markets; (h) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting First Data/Concord’s businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (i) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (j) successful management of any impact from slowing economic conditions or consumer spending; (k) no catastrophic events that could impact First Data/Concord’s or its major customer’s operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (l) no material breach of security of any First Data/Concord’s systems; and (m) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection. In addition, the ability of First Data/Concord to achieve expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of First Data/Concord, and other risks and uncertainties described from time to time in First Data/Concord’s public filings with the United States Securities and Exchange Commission.

Concord undertakes no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to the future results over time. See the cautionary statements included as Exhibit 99.5 to our Annual Report on Form 10-K filed on March 27, 2003 for a more detailed discussion of certain of the factors that could cause our actual results to differ materially from those included in the forward-looking statements.

A replay of the following conference call will be available by telephone or by webcast beginning on April 30, 2003 and continuing through May 6, 2003 and May 13, 2003, respectively.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HOSTED BY

CONCORD EFS, INC. ON TUESDAY, APRIL 29, 2003

Operator

Good morning ladies and gentlemen and welcome to the Concord EFS first quarter earnings release conference call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session. I would now like to turn the call over to Ms. Cathy Wilson, your conference spokesman.

Cathy Wilson—Concord EFS—Host

Good morning everyone and welcome to Concord EFS’s first quarter conference call. Hosting today’s call are Dan Palmer and Bond Isaacson, Co-Chief Executive Officers and Ed Labry, President, and Ed Haslam, Chief Financial Officer.

We would like to remind you that our press release and slides for this morning’s presentation are available on our website at www.concordefs.com. The slides will be available on our website along with an archive recording of today’s call for two weeks from today beginning tomorrow morning. During this call, we will be providing some additional information that does not conform to generally accepted accounting principles along with GAAP information. These non GAAP measures are provided in order to enhance investor understanding of our operating trend and we have provided reconciliations of these items to GAAP measures at the end of the slide presentation.

We’d like to advise you that today’s call will contain forward-looking statements, as that term is defined under federal securities laws. Forward-looking statements include but are not limited to statements regarding future events, plans, goals, objectives and expectations. The words anticipate, believe, estimate, expect, plan, intend, likely, will, should, and similar expressions are intended to identify forward-looking statements.

Such statements are not guarantees of future performance, and our actual performance could differ materially from those expressed or implied in the forward-looking statements, as a result of risk, uncertainties and other factors. We invite you to see the cautionary statements included as Exhibit 99.5 to our Annual Report on Form 10-K filed on March 27th, 2003, and those included in our Form 425 filed on April 2nd, 2003, for more detailed discussion of certain factors that could cause our actual results to differ materially from those included in the forward-looking statements.

This communication is not a solicitation of a proxy from any security holder from Concord EFS Inc. or First Data Corporation. Concord and First Data will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed and other relevant developments concerning the planned merger of Concord with a subsidiary of First Data.

We urge investors to read the prospectus and any relevant data to be filed with the SEC because they will contain important information. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations. Documents filed with the SEC with First Data will be available free of charge from First Data Investor Relations. Concord and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Concord in connection with the planned merger. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Executive officers of Concord may participate in a retention bonus program that would pay bonuses in connection with the merger. Investors may obtain additional information regarding the interests of participants by reading the joint proxy statement/prospectus when it becomes available. And now it is my pleasure to introduce Dan Palmer, Co-Chief Executive Officer.

Dan Palmer—Concord EFS—Co-CEO

Thank you, good morning everyone remember you must keep everything in memory that Cathy just said when we go forward. Just kidding. [laughter]

Before we get into the numbers and our focus for 2003, I would like to say a few words about our merger agreement with First Data Corporation which we announced on April 2nd. We in management are very excited about the proposed combination of our two companies which we believe will be good for our customers, shareholders and employees. By aligning our respective strengths we expect to offer a full range of electronic payment processing options for financial institutions, merchants and their customers. We’re especially excited about the prospects of combining Concord PIN debit expertise with FDC’s merchant base of approximately 3 million locations which we believe will help accelerate the acceptance of PIN debit cards and provide an alternative payment network for financial institutions, merchants, and consumers. We have nothing new to report on this call regarding progress of the merger. We expect it will take some time to complete the merger and we still expect to close during the second half of this year.

Although we will not speculate on the timing or potential steps in a regulatory review we continue to be confident that we will gain the required approvals to complete the transaction. Charlie Fote, First Data CEO said on the First Data call on April 10th that he expected we would file our joint proxy in 30 to 45 days. We are also comfortable with that time frame.

Let’s turn now to the quarter. Bond Isaacson and Ed Haslam will take us through the business and financial highlights, and Ed Labry will review our key initiatives for 2003 and will lead the question and answer session. We’ll now turn it over to Bond Isaacson.

Bond Isaacson—Concord EFS—Co-CEO

Thanks Dan. Good morning everyone. Before I begin I’d like to note that we’re reporting more information and we are reporting it in a slightly different way than we have in the past. This is done in an effort to improve our transparency and comply with new reporting regulations. We are reporting everything on a GAAP basis and have also provided some additional information that we think will be useful to you as you do your own evaluation to build your own models on business trends.

Now let’s look at the quarter. In the first quarter we saw great cash flow growth and continued strong growth in transactions and key business metrics. If you take a look at slide 4 revenue was up a solid 23% and was driven by a combination of strong transaction growth, which was about 22% and by increases in Payment Services interchange fees which occurred in the second quarter of last year. We’ll talk more about that when we talk about our segment revenues in a few minutes. Operating income, net income and diluted EPS were each up about 40% on a GAAP basis due to merger and acquisition cost of $2.4 million in the first quarter of 2003, and in comparison to the $47.5 million in acquisition, restructuring and write-off charges in the first quarter of 2002.

As we anniversary some of these items over the next few quarters we would expect that growth rates would return to a more normal level. Factors to consider in this quarter included unplanned merger costs and the fact that our merger discussions made it impossible for us to buy back the level of Concord stock that we had thought we could aggressively do, as we had planned to do in this first quarter. Plus, the continuing slow economy and low interest rate environment wasn’t helpful either during that period of time. We continue to have ongoing competitive pressure across our business lines, which will tend to produce some price compression.

The results was that diluted EPS of 16 cents was at the low end of our expected earnings range as well as the range that analyst expectations for the quarter. Consequently based on current forecasts as we look ahead we currently expect that on a stand-alone basis we would finish the year toward the lower end of the 75 to 79 cent guidance range that was provided last quarter. If you take a look at slide 5 it shows that transaction growth was strong across all categories. Largely it was driven by debit transaction, both signature debit and PIN secured.

Credit and signature debit growth was very strong at 29% which we believe was driven chiefly by overall signature debit growth as well as by the implementation of Dillard’s a leading department store chain that was fully implemented in September of last year. Acquired PIN debit was also very strong at 30% driven by new business from several large multilane retailers added in 2002. STAR debit growth was a solid 22%. EBT growth continued in a strong and steady growth at about 28% this quarter. ATM switch and other Network Services transactions which include signature debit processing gateway transactions and ATM processing volume showed 11% growth largely due to acquisitions of Core Data Resources and the Logix companies in second quarter of last year both of which provide ATM processing services that augment and enhance our base of ATM business that we drove previously.

Our key metrics were all up this quarter, as shown on slide 6. In Payment Services, we saw a net increase of 10,000 merchant locations, including a net of 1291 new quick service restaurant locations for a total of 417,000 merchant locations nationwide.

In our Network Services segment, processed ATMs were up a net of 1,431 to approximately 96,500 ATMs. As of the end of the first quarter the STAR network connected approximately 6,220 financial institutions enabling 127.4 million card holders to access their money at over 1.244 million ATM and POS locations coast to coast. Now let me turn it over to our CFO Ed Haslam to provide more insight on this quarter’s results.

Ed Haslam—Concord EFS—CFO

Thanks Bond and good morning everyone. If you will turn to slide 7 we’ll spend a few minutes reviewing revenue by segment. Reported Payment Services revenue was $365 million in the first quarter of 2003 up 32% over first quarter last year. Included in this number is $231 million of interchange fees which are up 45% versus last year, due in part to fee increases among VISA, MasterCard, and various debit networks that took effect last year. If you exclude these fees from Payment Services revenue for both quarters, Payment Services revenue increased 15% year over year which is strong growth in the current environment. Both ways of recognizing revenue or GAAP we provide you with the revenue growth exclusive of interchange to illustrate Payment Services revenue growth without the fact of our interchange price increases and to provide a revenue growth number that is comparable to peers use the alternative method of revenue recognition.

The reconciliation between these two alternative GAAP measures is provided on slide 12 at the end of this presentation. Network Services revenue was $155 million in the first quarter of 2003 up 7% over last year. This growth is comparable to growth seen last quarter but down from the early part of 2002. The number of factors contributed to this slower growth. There were several one-time items that had a favorable impact on revenue in the first quarter of 2002, and several one-time items that had a negative impact on revenue in the first quarter of 2003. Price compression is also continuing on the highly competitive unbranded processing side of the Network Services business. Our margin trends shown on slide 8 show gross margin decline in the first quarter, chiefly as a result of the 45% increase interchange fees noted earlier. Since interchange fees appear as both revenue and operating expense, an increase in interchange fees increases revenue without a corresponding increase in earnings which serves to depress gross margin.

SG&A as a percentage of revenue was up slightly in the first quarter, about 24 basis points although it was down 42 basis points on a sequential basis from the fourth quarter.

Operating and net income margins were up 481 basis points and 207 basis points respectively which was again largely due to the decline in acquisition, restructuring, and write-off charges between first quarter 2002 and first quarter 2003. As we said in the press release, Concord continues to be a great cash flow story. Slide 9 shows the comparison of GAAP cash flow from operations for the first quarter 2002 and 2003, and cash flow from operations which excludes the impact of the timing of settlement operations. Although cash flow excluding settlement timing is a non-GAAP measure we believe it is a better indicator of the cash provided by our operating activities.

Fluctuations in settlement receivable balances are affected primarily by the day of the week the reporting period ends. As you can see the slide, a difference of Friday end 2002 and Monday end in 2003 is a dramatic swing from a negative $181 million in 2002, to a positive $475 million in 2003.

When we exclude the impact of settlement timing, cash flow from operations is up a strong, very strong 40% year over year from $115.9 million in 2002 to $161.8 million in 2003. The first quarter cash flow represents 30% increase of the cash flow in the full year of 2002.

The reconciliation between GAAP cash flow and cash flow excluding the timing of settlement operations can be found on slide 13 at the end of this presentation. And now I’d like to turn it over to Ed Labry to talk about our initiatives for 2003.

Ed Labry—Concord EFS—President

Thanks, Ed. If we turn to the slide that says 2003 focus, we are focused on completing the merger with First Data; we have formed an integration planning team. Most of you know Miles Kilburn that will be working with First Data of course within the regulatory guidelines to complete the merger but Miles will be heading up the integration team from a Concord perspective and as many said we expect the transaction to close during the second half of the year.

If you take a look at Concord, really on two fronts, what we have done best as a company overall is our sales ability. And nearly on two fronts if you look at the network and payment side we are going to continue our efforts to re-sign the STAR banks as well as continue to increase our bandwidth in new merchant locations and new bank relationships.

If you take a look at a broader landscape of Concord through network, payment and risk, we have tremendous cross-sell opportunities across our financial institutions to cross sell processing, STAR access in the network side of the business. Also you can take Concord’s traditional Payment

Services processing from an agent bank perspective across the banks as well. And then really in the payment side of the business you come to a whole new frontier of emerging payment products like gift card and royalty applications as we move forward.

And then as we talked about our risk management services division led by Paul Finch you really have the opportunity to sell the risk products, whether they are identity or risk management services to financial institutions as well as the Payment Services industry as well. Overall we are going to continue to improve our cost structure, streamline our internal operations as that has been a key initiative over the last several years. And I think to sum it up we would say that this continues to be a great cash flow story. We continue to have very strong transaction growth across all fronts. Our margins are good. Definitely, the competitive pressures are very real. But we think, with the overall electronification of payments in the industry that we think the future of this company is very bright. So Christine with that I’ll open it up to questions and answers.

QUESTION AND ANSWER

Operator

Thank you. If you have a question press the 1 on your touch tone phone. You will hear an acknowledgment that your question has been placed in queue. Your questions are queued in the order they are received. If you are using a speaker phone please pick up the hand set before pressing the numbers. Once again, for questions press the 1 on your touchtone phone. Our first question comes from Craig Peckham from Jeffries & Company. Please go ahead.

Craig Peckham—Jeffries & Company—Analyst

Hi, I have a question on Payment Service. The text in the press release indicates the segment had transaction volume growth of 31%. But each of the relevant pieces showed 29%, 30%, and 28% growth respectively. I wanted to see if you could help me reconcile those two growth rates.

Dan Palmer—Concord EFS—Co-CEO

I think what we’ve said, Craig, was on the network, excuse me, on the Payment Services side, we had a 32% overall gross revenue increase that netted down to about 15% net of interchange. And I don’t specifically have it broken down any other way. But we thought overall, it was a strong performance out of the Payment Services side.

Craig Peckham—Jeffries & Company—Analyst

Yeah, just look like there’s a gap between the different component parts in terms of transactions in the segment transaction volume growth rate. Maybe I’ll get back with you on that one. If you could maybe just spend a bit more time helping me to understand where specifically the competitive pressures are coming into play and what I’m referring to is on a net basis of company-wide revenue growth was about netting interchange of course was about 10%. You’d mentioned the unbranded switching area. Is that the area where it’s most intense and how would you rank order levels of competition?

Dan Palmer—Concord EFS—Co-CEO

Well, I think we see competition on both sides of the business. But I think that the heightened competition really more is true at the network side of the business, as Ed Haslam alluded to earlier, you see more the non branded competition coming from ATM driving and things of that nature, really through several key players in the industry.

On the branded side, of course we continue to see very strong competition from the combination of VISA and its DPS operation among others. And I think on the payment side of the business, it has historically been a competitive environment with some price compression. I think that one of the things that we need to say, we’ve had tremendous growth on the payment side of the business. But you’ve got really two factors there from a margin standpoint. We’ve been very successful in expanding our reach to the big box retail and larger retailers. So you’ve got some margin compression there, as well as the price compression in our overall business.

Craig Peckham—Jeffries & Company—Analyst

My last question, Ed, can you just elaborate a bit your point of view of the MasterCard settlement we saw yesterday? Thanks.

Ed Labry—Concord EFS—President

Craig, I would not, and I think definitely there was a gag order released by the judge. I know, you know at this point just in reading the “Wall Street Journal”. So with that I’m just going to withhold comment.

Craig Peckham—Jeffries & Company—Analyst

Okay, thanks.

Operator

Next question comes from Adam Frisch from UBS Warburg. Please go ahead.

Adam Frisch—UBS Warburg—Analyst

Thanks. Network Services last quarter was weaker from one time events as well. Can you give us some color on these one time items and help explain and can you explain also the discrepancy in transaction growth in network of 16% and revenue growth of only 7%, you talk about some pricing pressure but you got to give us more detail than that.

Dan Palmer—Concord EFS—Co-CEO

Adam, as Bond said this is the first time in the press release we’ve given you this segment information. And I don’t believe the 7% represents a true comparison of what it really — what it really is. So definitely, to add some color on these one-time items, on the first quarter, of ‘02, we had some STAR membership fees, this quarter we have a $2.7 million settlement write-down, depreciation and amortization is up about $7 million. And in last, ‘02 we had several contract buyouts that made the first quarter of ‘02 look a little bit more favorable.

I think that you know, I think we’ve illustrated that we’re in a very competitive environment, you know, definitely in the second and third tier banks, we’ve had — we have of course U.S. Bank that has bought and expanded their reach geographically and we have some of those acquisitions rolling off the MAC network. We also have the loss of Commerce Bank on the east coast. Of course we are feeling the pressures of the overall economy. I think that we’ve said the fourth quarter and really the first and second quarter were going to be unusual comparisons, and relatively flat to moderate growth. But I think that we should see a more normalized growth rate of the company as we get to the third quarter.

Adam Frisch—UBS Warburg—Analyst

Okay. Maybe another way to look at it is maybe the organic growth, or if you take out the one-time items, what would Network Services growth have been excluding all the one timers?

Dan Palmer—Concord EFS—Co-CEO

Yeah.

Adam Frisch—UBS Warburg—Analyst

Hello?

Dan Palmer—Concord EFS—Co-CEO

No, I know.

Adam Frisch—UBS Warburg—Analyst

Okay.

Dan Palmer—Concord EFS—Co-CEO

Basically, you know, the growth rate, all I can say is, bottom line, when we look at it and expunge one-timers from both sides, you would get to growth that would be more normal, you know, from last year, something in the low to, you know double digits once you got to that point. But that’s all, you know, I could really say about that.

Adam Frisch—UBS Warburg—Analyst

Okay.

Ed Labry—Concord EFS—President

Adam what we’re saying on a net basis, we’re comfortable with the trends that we’re seeing. And you can take from that, you know, hopefully a positive trend.

Adam Frisch—UBS Warburg—Analyst

Okay. Other question on PIN-based debit growth. STAR’s PIN based transactions was 34% in—or the industry growth actually was 34% in ‘02, and your growth was kind of around there also. But this quarter your growth was only 22%.

Was the industry down significantly in the first quarter? Are you losing some market share there or what’s going on with the growth rate in PIN based for STAR?

Ed Labry—Concord EFS—President

I think that’s a great question, Adam. You know it’s funny to have to apologize for 22% growth rate.

Adam Frisch—UBS Warburg—Analyst

I didn’t ask for an apology. I just wanted to know what was going on.

Ed Labry—Concord EFS—President

Definitely as I said a second ago we’re in definitely a competitive environment and comparative basis year over year we talked about the loss of two second and third-tier type bank customers. You also have, you know, you definitely have the impact of the economy. But I think with the, you know, numbers that came out and consumer confidence and so forth, I think we’re going to — I think that what we’ve said just to repeat the obvious that you’re going to see these factors really anniversary themselves as we get past the second quarter and you’ll see more normalized growth rate.

Adam Frisch—UBS Warburg—Analyst

Okay. Last question and this one is for Bond. Can you give us an update on the bank contract renewals are they being delayed by the trial and the pending merger with First Data, little color on what Ed referred to the second and third tier banks left the network why they might have left? Thanks.

Bond Isaacson—Concord EFS—Co-CEO

I’m going to let Ed handle it. I will say this, any time you’ve got as much uncertainty in the market, I think it is logical to believe that folks would want to sit back and maybe take a deep breath before they make decisions one way or the other. Have you got anything to add to that?

Ed Labry—Concord EFS—President

We continue to work with our current customer base that has, you know, contracts through ‘04. And we’ve just really said because this is such an environment where everybody continues to comment and speculate, we just — we’re not going to negotiate these things, either overall, or independently, really, in the public market.

Adam Frisch—UBS Warburg—Analyst

Okay.

Dan Palmer—Concord EFS—Co-CEO

Adam one other thing I’d add is I don’t think we know at this point yet what the industry growth rate for the first quarter was. But I will bet it was probably more closely aligned with what our growth rate was on debit. So when we get those numbers we can probably do some comparisons for you. But my guess is you’d see those numbers being similar to that given what’s going on with consumer confidence.

Adam Frisch—UBS Warburg—Analyst

Thanks for taking my question.

Operator

Our next question comes from Bryan Keane from Prudential Securities. Please go ahead.

Bryan Keane—Prudential Securities—Analyst

Yeah, good morning. The pricing pressure on the network side is that just—competition coming in and saying we’ll do it at 30% less than what Concord does it at or is there something else in there?

Ed Labry—Concord EFS—President

I think it’s on two fronts Brian. I think you’ve got more the processing side of ATM driving gateway and so forth that you know, some people are, you know, are looking at more as a commodity type item and being able to do it, you know, very cheaply. You got expanded pressure there from people like Midwest Payment definitely VISAs processing arm of DPS continues to be a very formidable competitor driving down the prices in the driving side. But on really the network side, which I think the majority of the revenues are in on the network side, you have tremendous pressure on the branding side, primarily led by VISA and the Interlink and Plus Networks.

Bryan Keane—Prudential Securities—Analyst

Are they coming in, trying to offer your customers such a significant lower rate that you immediately offer them a big price cut or are they actually taking those customers away?

Dan Palmer—Concord EFS—Co-CEO

One thing to keep in mind the vast majority of our business is on long term contracts. So from our perspective if contract renewal comes up, you obviously have pricing pressure and that’s pretty typical with the environment that we’re in. The other thing people tend to look at is more or less the total picture which is interchange base as well as fee base. So what they’re looking at is the total picture what they’re going to get from a branding perspective. So we continue to work to try to make ours as competitive as possible but it’s not as if we walk in with a lot of value-add pieces in that, conversion costs that go into that. There is a lot of things that go into a decision to make a change or to stay with us.

Bryan Keane—Prudential Securities—Analyst

Okay. And I just wanted to ask about the merger here with First Data. What do you think are some of the biggest positives you see just if you mix the two together? How can it help the combined entity in the marketplace, having combined the assets of the two companies, how’s that going to help going forward?

Dan Palmer—Concord EFS—Co-CEO

Brian, I definitely want to hold a little bit of comment but I’ll repeat the obvious. Definitely with their reach in the merchant locations, it gives the opportunity to expand PIN-based debit very dramatically. Definitely on the bank centric type of side, we talk about the opportunity to have a much broader product line with the issuance side. And you know, hopefully to create a more competitive environment.

Bryan Keane—Prudential Securities—Analyst

Just when you talk to the banks, especially on the renewal, the STAR banks, to be specific, they’re saying that you’re combined with First Data does that help strengthen the team and that maybe you could win some extra banks as a result?

Ed Labry—Concord EFS—President

One thing that’s important for everybody to note is that we’re an independent company at this point. We’re continuing to compete as Concord. We’re not competing as First Data and Concord together. We’re competing as Concord. And we have to make that very clear to both you as well as our customers as we go forward here. So as they’re making decisions and as we’re talking to customers we are talking to them as Concord EFS. We are not talking to them as the combined entity.

Bryan Keane—Prudential Securities—Analyst

Great, thank you.

Ed Labry—Concord EFS—President

Thank you.

Operator

Next question comes from Greg Gould from Goldman Sachs. Please go ahead.

Greg Gould—Goldman Sachs—Analyst

Thanks. A couple of questions. First, I don’t know if you can comment on this but in the merger agreement there was a mention about a clause about SEC investigation. What is the status there, and is there any impending investigation?

Ed Labry—Concord EFS—President

I think that’s a great question, Greg. I just kind of like to answer the question one last time really going back to last eight months. I think that we’ve been under this little bit of a gray cloud or everybody expects the next shoe to drop and we’ve kind of taking it a little bit offensive. We’ve been governed by the OCC complete signoffs by E&Y.

And then when you take a look at what Charlie said he did, with Concord to complete due diligence teams from bankers accountants internal people really that went on for six to seven weeks. I think that to answer your question specifically, that neither party is trying to address anything specific that’s going on either company. I think that you got to look at this, this is a reciprocal agreement, although a little bit uncommon, from a traditional standpoint, I think you will see more and more of this type of clause in the environment we’re in with corporate governances.

Greg Gould—Goldman Sachs—Analyst

Okay. And then some questions on the quarter, the SG&A was down sequentially from Q1. You know, we had thought it would be sort of flat to up. Is there spending that you guys have pulled back on because of the announced merger?

Ed Labry—Concord EFS—President

Just basically if you guys remember before we talked about it. Normally we do not expend a lot of marketing dollars in the first quarter of the year. We tend to ramp that up in the second, third, and fourth quarter. We have a little bit of a timing issue here, the fourth quarter had more marketing than the first quarter. That’s really all it is.

Greg Gould—Goldman Sachs—Analyst

Okay, Ed Haslam, the cash flow was strong in the first quarter. Should we expect a similar level going forward, or was this just an unusually good quarter and it will trail off in the second, third and fourth quarters?

Ed Haslam—Concord EFS—CFO

Well, we anticipate, we gave, you know, some guidance for that earlier in the year saying that, you know, last year we had, you know, cash flow of about $25 million free cash flow per quarter and we said we would probably have you know somewhere in the area of about 25,000 — $25 million a month, rather. And we should probably do about 30-plus million per month for this year. So we expect a significant increase in cash flow because, you know, we are in fact continuing to generate significant amounts of cash.

Ed Labry—Concord EFS—President

And Greg, net of settlement we were up $161.8 million which is up 39.6 6%. So I think this reiterates the positive cash flow story. Cash positions were $890 million in cash and cash equivalents. $983 million of securities availability for sale for a cash position of $1.87 billion.

Greg Gould—Goldman Sachs—Analyst

And what was the debt amount at the end of the quarter, Ed?

Ed Labry—Concord EFS—President

I don’t have that number in front of me. But the quarter did end on —

Ed Haslam—Concord EFS—CFO

$170 or $180 million. One thing you got to realize about that cash number though, there’s probably $3 or $400 million in there due to that timing that we talked about that we had to take those settlement accounts out of there which is why you saw that big swing that I mentioned in my presentation from a negative 181 to a positive 474 in cash flow from operations. So the number in there, in the reconciliation you’ll see about $400 million in settlement timing in there.

Ed Labry—Concord EFS—President

The number to concentrate on is the 161.8 net of settlement.

Greg Gould —Goldman Sachs—Analyst

One last question, Ed Labry, how is business tracking to quote a for both amount of contract signed and pricing on those deals in Q1 versus planned?

Ed Labry—Concord EFS—President

Definitely, Greg, that we don’t, you know, really disclose you know how we’re doing, number of merchants signed that type of stuff. We’ll say in the SG&A number there was about $2.4 million year over year comparisons in commissions and agent bank commissions and stuff like that. So literally on all fronts, you know, we continue to be a very aggressive sales organization, and we’re continuing to have our share of wins in our prospective marketplaces.

Greg Gould—Goldman Sachs—Analyst

Okay, thanks.

Operator

Our next question comes from David Togut from Morgan Stanley. Please go ahead.

David Togut—Morgan Stanley—Analyst

Thank you. I’d just like to briefly revisit the pricing questions. Based on your last comments, Ed Haslam, I thought you said that there was low double digit revenue growth in the Network Services business excluding the one-time items in the first quarter last year and the first quarter this year, is that correct?

Ed Haslam—Concord EFS—CFO

All I was saying is you were normalizing things and taking out one-time items in both quarters, I was basically saying that that’s what it was.

David Togut—Morgan Stanley—Analyst

Okay. So just trying to understand the unit pricing trends. That would imply unit pricing pressure somewhere between 4 to 5% on a like for like basis, given 16% transaction growth?

Ed Haslam—Concord EFS—CFO

Well, as we’ve said before, we always experience price compression in this industry. And we said it was in, you know, low to mid single digits. So that would be consistent with what we said over the last three or four years.

Ed Labry—Concord EFS—President

I’m not sure you can actually track exact transaction growth. Those two don’t track along with revenue.

Ed Haslam—Concord EFS—CFO

Absolutely, yeah.

Ed Labry—Concord EFS—President

I think that would be a wrong statement to say that those are exact measures of each other on an ongoing basis. You can’t track those together.

Ed Haslam—Concord EFS—CFO

And David, you’ve got different metrics in the network side of the business. There are some transactions ATM or point of sale that have different economic value to them. So you can’t really tie the complete transaction growth to the net revenue growth.

David Togut—Morgan Stanley—Analyst

Well, if you were to look at the Network Services business on a blended basis, what would you say unit pricing trends are approximately?

Ed Haslam—Concord EFS—CFO

Well, I think that we’ve illustrated that the pricing trends, really on two fronts, are down. We’ve had, you know, price compression throughout the industry from a middle single digit historical situation has always been part of our model. I think that we’ve said that that’s a little bit stronger now, which is the added competition that’s taken place on really both the network unbranded which is the processing piece and the network side as well.

David Togut—Morgan Stanley—Analyst

Okay. And just a quick second question. Coming back to pricing and Payment Services, Bond you said there were two sources of pressure. Number one the increased mix to large retailers and price compression overall. If you were to strip out the increase mix with large retailers and just sort of look at like for like pricing in Payment Services how would you quantify the unit pricing trends in that business?

Bond Isaacson—Concord EFS—Co-CEO

You know, you need to remember, Payment Services is a — there’s a fair amount of pressure there. There are volume tiers that we get into depending on which merchants you’re dealing with, large merchants versus small merchants. I don’t think there’s any one consistent number you could point to across the board. You really need to — and I think we’ve provided honestly, I think we provided more data to you than we’ve ever provided to you as far as you being able to go back and calculate and look at and give you ability to fill in a model. So I think you can pretty much get to an overall number, but to say that on a specific basis that we’re within a category — I’m not sure we’re seeing something specific in the category that I could just point to and say in that category it’s this.

Ed Haslam—Concord EFS—CFO

And David to add couple things, number one we historically have gone after the small independents through the agent bank, the ISO community, complete focus on supermarket, all the GAAPs, we continue to do well on all those fronts. I think we have also expanded our reach to the big box segments which of course has, as you know, a higher interchange component, lower margin component. I think that’s one of the things that you’re seeing on the Payment Services side. You know, good strong revenue growth, all of it doesn’t trickle to the bottom from a net basis but it’s still great business to have, you know, up 15% on a net basis.

David Togut—Morgan Stanley—Analyst

Okay. Thank you.

Ed Labry—Concord EFS—President

Thank you.

Operator

Our next question comes from Tony Wible from Smith Barney. Please go ahead.

Tony Wible—Salomon, Smith Barney—Analyst

A couple of quick housekeeping questions, first, would you be able to provide the impact this quarter from EITF 0216, and second, can we assume the corporate tax rate is what would have been used on those merger expenses?

Ed Haslam—Concord EFS—CFO

Well, no. I think every time you go through, when you look at merger expenses you look at the specific ones and you make a decision based on that between your tax advisor and yourself. So you can’t assume everything is going to necessarily be at a flat 35% which is kind of what our estimate for the year is there. And your first question was, as far as the EITF 0216, you’re really talking about just the Network Services business and you’re probably talking, you know, somewhere in the area, ballpark, I don’t have the number in front of me to be honest with you. I don’t think I just want to throw a number out. But it will be pretty easy to see. It will be disclosed in the footnotes of our 10-Q.

Tony Wible—Salomon, Smith Barney—Analyst

Since it had about 25% impact for all of 2002 is it fair to say that it would have suppressed the Network Services, would have had about 25% gross up this quarter if we took that 155 number?

Ed Haslam—Concord EFS—CFO

I don’t have the numbers in front of me Tony and like I said you’ll have them in front of you in a short period of time here. Our footnote disclosure is extensive.

Tony Wible—Salomon, Smith Barney—Analyst

I know that McDonald’s is supposed to board in the back half but it seems like it’s a unique relationship in that no one’s currently spending at McDonald’s with credit cards. Is there any initiative to market to get people to that is start that and any kind of other backlog that you’re seeing out there?

Dan Palmer—Concord EFS—Co-CEO

Think that the locations that don’t accept credit cards definitely aren’t having much. But when they put in the electronic equipment and STAR you see immediate activity.

We’re very pleased that the results of our relationship with McDonald’s across our — the initial initiative was across a couple hundred locations using our Internet technology at their pizza locations, definitely their high profile locations being at Disneyland with state of the art technology, some of those locations is seeing as much as 150 to 200 transactions a day.

So we are pretty positive about McDonald’s and their goal to rollout electronic payments and especially the entire QSR initiative. You also have several major retailers and so forth in our queue and boarding process and then just overall, and what we would call our market segments, continued overall growth, and just as the trends continue to change from a traditional checks and cash and the oil and gas and the supermarket community.

Tony Wible—Salomon, Smith Barney—Analyst

Great, last question, I know you’ve been asked this a couple of times so you probably won’t answer it, but can we interpret the pricing in the Network Services component to indicate that you’re making progress on the contract renewals?

Dan Palmer—Concord EFS—Co-CEO

I don’t think that we’ve alluded to anything there that would say that we’ve done anything other than what we’ve stated. We’re not going to say anything about it. But I think that you know, we’ve just said we live in a competitive environment right now, we’re seeing some external pressures and that the contract negotiations continue under way and we’re not going to get specific about any one of them.

Tony Wible—Salomon, Smith Barney—Analyst

Great, thanks a lot.

Operator

Our next question comes from Dirk Godsey from J.P. Morgan. Please go ahead.

Dirk Godsey—J.P. Morgan—Analyst

Yeah, good morning, thank you. Trying to get a figure on the 15% growth on the Payment Services business on a net basis. Do you have any comparable year over year figures for recent quarter, fourth quarter and second quarter of last year so we can get a sense as to what the comparison might be that we’re looking into here in this current quarter?

Ed Haslam—Concord EFS—CFO

I don’t have it off my head. I think that you know the quarter as hand is you know, on a net basis roughly 14.5, 15% net revenue growth over first quarter of last year.

Ed Labry—Concord EFS—President

And we gave annual numbers in our 10-K and that’s really I think once again you can kind of get a feel for the last three years what the growth would have been on a net basis in Payment Services.

Dirk Godsey—J.P. Morgan—Analyst

So you would say then that it was fairly linear than in terms of the way the interchange worked throughout the four quarters of 2002? I’m trying to get a sense of—

Ed Haslam—Concord EFS—CFO

I don’t think there is any dramatic spikes or troughs associated with this. It is more of a recurrent revenue stream and it’s pretty smooth.

Dirk Godsey—J.P. Morgan—Analyst

Uh-huh. Seems to be certainly some understandable questions regarding the timing of the STAR renewals. I guess I’m somewhat at a loss to understand the motivations for someone to renew early with the merger discussions going on and with the VISA lawsuit out there as well. It seems to me getting something renewed this year certainly seems complicated so I’m wondering how you factored into your 2000 guidance for this business given that uncertainty.

Ed Haslam—Concord EFS—CFO

I think that the great thing here is that we do have the business under commitment through the end of ‘04. Of course, there is a heightened sense of competition throughout the industry with what a lot of the things that are going on in the environment. So I think there has been, in pressure, mainly from the card associations, coming in and trying to take this business away from us. You know, on a short-term basis. But I think that we do have the business today, it is under contract, and you know, we have an incentive to renew these things as well, you know, beyond our — the end of ’04 as we go forward.

Dirk Godsey—J.P. Morgan—Analyst

Okay, just one last question then. Is STAR currently planning any price changes in the near term especially given recent price changes announced by NYCE?

Ed Haslam—Concord EFS—CFO

No comment. We have not had any meetings associated with any changes in STAR pricing.

Dirk Godsey—J.P. Morgan—Analyst

Okay, great, thanks a lot.

Operator

Our next question comes from Jim Kissane from Bear Stearns. Please go ahead.

Jim Kissane—Bear Stearns—Analyst

Thanks. Not to harp on the Network Services revenue but could you just break out what the growth was from ATMs and what the growth was from point of sale or PIN based debit?

Ed Haslam—Concord EFS—CFO

We’re not going to go into that kind of detail.

Jim Kissane—Bear Stearns—Analyst

Okay.

Ed Haslam—Concord EFS—CFO

We’ve never gone into that detail before and we’re certainly not now.

Ed Labry—Concord EFS—President

I actually think what we’ve maintained from a transaction standpoint is that ATM has traditionally been larger than point of sale and much slower growth. And I think from one positive standpoint, now you have literally from a transaction standpoint, ATM and point of sale about being equal. And this would probably be the first year that point of sale transactions will exceed ATMs. So that’s one of the positive things that you could say that the now the larger is the faster growing component.

Jim Kissane—Bear Stearns—Analyst

Excellent. And Ed can you kind of elaborate on some of your national account initiatives? Your big box initiatives? The pipeline you’re seeing and the success you’re having?

Ed Haslam—Concord EFS—CFO

As Bond says we are still an independent company, we are going to have to compete. First Data is still out there. Specifically I’m not going to talk about certain accounts that I think that we’ve publicly stated that we think a great market for us with our technology and concentration of products and connectivity will be the QSR space, definitely relatively small from a standpoint of transaction volumes.

But you know, as we demonstrated in the past, the real estate becomes very important as we did in supermarket or oil and gas community. We feel over the course of time the transaction are going to electricity. We also think there is literally an additional 100 billion transactions over the next 5 to 8 years that have the opportunity to move to some electronic environment. Not so much specifically credit or PIN based debit. But you look at the continued expansion of those types of products but also government payments moving to EBT, definitely gift card application, stored value, payroll, things like that that are going to continue to electricity our industry. Definitely think one of the key components would be micropayments out there, the $25 sector and under.

Jim Kissane—Bear Stearns—Analyst

Great. This might be a silly question but stock buy-backs are there any restrictions on you buying back stock during the merger process?

Ed Haslam—Concord EFS—CFO

I think that definitely that’s a great question, and you know, during the first quarter through our regular covenanted blackouts and then the due diligence and merger discussion with First Data, there were not any windows to open. And we have not determined whether or not we will be able to buy stock back during this process on the pending merger.

Jim Kissane—Bear Stearns—Analyst

Thanks Ed.

Operator

Our next question comes from Kartik Mehta from Midwest Research. Please go ahead.

Kartik Mehta—Midwest Research—Analyst.

Good morning. Wanted to ask you a question Ed on the MasterCard lawsuit that is out there obviously, we don’t know what the terms are but it is probably safe to say the interchange on signature debit is going to come down. As we see VISA and MasterCard potentially bring down interchange from signature debit, do you think that could have a negative impact on PIN debit growth, then there won’t be an incentive for retailers to potentially push PIN debit because their cost might be the same?

Ed Haslam—Concord EFS—CFO

As I said Kartik, I’m not specifically going to talk about how MasterCard or VISA is going to affect the industry. But I think that is going to be the knee jerk reaction you should have, that if it’s lowered then merchants don’t have the incentive to do that. Remember PIN based is something, the transaction types the consumers prefer. They’re more secure, they have the cash back opportunity, et cetera. And really, if there’s been any negative twist on PIN based debit have been by financial institutions. So if, in fact, that the economics between pin-based and signature transactions become equal, then you would see that banks would want to hopefully be in the advocate of PIN based transactions.

Kartik Mehta—Midwest Research—Analyst.

All right. Do you think, and again does the settlement yesterday and I know you don’t want to talk about it and I completely understand that. But does that settlement make VISA less aggressive in your opinion when they go after some of these contracts, it seems like they’ve been the most aggress any of trying to buy this business.

Ed Haslam—Concord EFS—CFO

Yeah, Kartik, I’m not going to comment on that at all. We continue to see them being aggressive in competing in the processing and network business.

Kartik Mehta—Midwest Research—Analyst.

One last question. Bond, as you try to negotiate these contracts, what have the banks been looking for in terms of what they want for renewal, has it been strictly hey, I want more interchange, or has it been a bigger picture thing that we might not be focused on here?

Ed Haslam—Concord EFS—CFO

I think banks, you know, banks tend to look at economics. Economics are a big part of that. But there are other factors that go into it as well. So I think you’re on the right track by saying that banks are going to tend to look at the big picture. They are going to tend to look at the total picture. Economics is clearly a piece of that. Where they currently are the incumbent that type of thing is a piece of it. But I think I would add to Ed’s comments from earlier to say we’re not seeing a decrease in competition. That’s for sure. I mean, we still think there’s significant competition in the marketplace so.

Kartik Mehta—Midwest Research—Analyst.

Thank you very much.

Ed Haslam—Concord EFS—CFO

Thank you.

Operator

Our next question comes from Brandt Sakakeeny from Deutsche Bank. Please go ahead.

Brandt Sakakeeny—Deutsche Bank—Analyst

Thanks and good morning. I’ve just got a couple of balance sheet questions. Ed, do you have the DSO for the quarter compared to last quarter?

Ed Haslam—Concord EFS—CFO

Definitely Brandt, days outstanding, we are on the paying side instead of the billing side. So typically most of the time we’re in the positive cash position and most of the time we’re the guys that owe and those are settled relative, you know, in a 24 to 48 hour period of time.

Brandt Sakakeeny—Deutsche Bank—Analyst

Okay. So the $1.87 billion in cash you said, you said it quickly, was that — was that net to 300-400 in settlement timing or did that exclude that number?

Ed Haslam—Concord EFS—CFO

No, that included it. You know, as you’ll see when you add this all together, when you look at securities available at cash we would be at $2 billion but about $400 million of that relates to that settlement issue that I’m talking about.

Brandt Sakakeeny—Deutsche Bank—Analyst

Great. Do you have the other asset line on the balance sheet? Do you have that number?

Ed Haslam—Concord EFS—CFO

The total other assets?

Brandt Sakakeeny—Deutsche Bank—Analyst

Yeah.

Ed Haslam—Concord EFS—CFO

It’s within $3 million of where it was last quarter. It’s $38 million.

Brandt Sakakeeny—Deutsche Bank—Analyst

Okay, great. Final question is, can you talk to any sort of, I guess, as the quarter went along, did you see any cyclical change in terms of spending patterns, I guess starting in January through March and early April did things pick up once the war ended or was it flat to soft?

Ed Haslam—Concord EFS—CFO

Definitely, I think that we, you know, definitely we’re not going to blame anything on the war. But granted the war and economy beginning literally I think in October of last year, we did — we did begin to see, you know, increased transaction volumes through March and continued to see that through April.

Brandt Sakakeeny—Deutsche Bank—Analyst

Okay. Final, I’m sorry, shares repurchased during the quarter was how much?

Ed Haslam—Concord EFS—CFO

We said that due to the fact of our regular blackout covenants and the merger discussions with First Data, we did not have any windows whatsoever in the quarter.

Brandt Sakakeeny—Deutsche Bank—Analyst

Okay. Thank you.

Operator

Our next question comes from Tim Willi from A. G. Edwards. Please go ahead.

Tim Willi—A. G. Edwards—Analyst

Thanks for taking my question. I was wondering if you could talk a bit about the second and third tier banks in the network, and as you assess their continued involvement, what you’re hearing from them in terms of marketing and research support vis-à-vis what they may be getting from somebody like VISA or NYCE, is this something important to them, any thoughts you may have in regards to what it is they want and is there incremental cost that you’re budgeting for that or still trying to assess that?

Ed Haslam—Concord EFS—CFO

You know Tim, I think that’s a great question because a lot of people focus on eight to ten banks and there are 6200 banks in the STAR network. And I think definitely you can take STAR versus Interlink or STAR versus Plus but when it really comes down to it the product offering and our processing ability, and the processing through white papers is definitely to the second and third tier banks as well as all our network customers very important. So you know, we think all in, we have a very rounded product. And really, there’s no changes on a comparative basis of that product, of what we’ve, you know, did year over year or even two years ago from the standpoint of — from a cost standpoint. So you’ll still get the value-added services across the network, you know, regardless.

Tim Willi—A. G. Edwards—Analyst

Okay. And earlier in your comments, Ed, during your narrative before the Q&A, I think you had mentioned a couple of what you said I think were second or third-tier banks that had left the network. One was Commerce. Did you identify the other one or two?

Ed Haslam—Concord EFS—CFO

Yes, I think what I said is, U.S. Bank, through their broad reach of acquisitions, primarily with the First STAR acquisition, I guess that there was more of a merger even First STAR acquired U.S. Bank actually and retained the name of U.S. Bank, that there was a conversion as those contracts anniversaried to a conversion more to a U.S. Bank way of thinking.

Tim Willi—A. G. Edwards—Analyst

Thank you very much.

Operator

Our final question comes from Adam Frisch with UBS Warburg. With a follow up. Please go ahead.

Adam Frisch—UBS Warburg—Analyst

Thanks for taking my follow-up. Just wanted to ask you how much interchange was in the Network Services for the quarter.

Ed Haslam—Concord EFS—CFO

Adam that’s already been asked and I think what we’re going to have to do is we don’t — there’s not going to be any dip or trough you know from an historic basis but the actual number is going to come out in the Q l filing.

Adam Frisch—UBS Warburg—Analyst

Okay. Thanks guys.

Ed Haslam—Concord EFS—CFO

Okay. Christine, that’s going to sign us off from Memphis. Thank you very much.

Operator

Thank you. This concludes today’s teleconference. Thank you for participating. You may all disconnect at this time.